                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                       PURSUANT TO RULE 1A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number: 000-29944

                             INFOWAVE SOFTWARE INC.
                 (Translation of registrant's name into English)

  SUITE 200 - 4664 LOUGHEED HIGHWAY, BURNABY, BRITISH COLUMBIA, CANADA V5C 5T5
                    (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X   Form 40-F
                                    -----           -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -- ________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Infowave Software Inc.

Date: November 14, 2005


                                        By: /s/ George Reznik
                                            ------------------------------------
                                        Name: George Reznik
                                        Title: Chief Operating Officer and CFO

                             INFOWAVE SOFTWARE, INC.
                              INDEX to the FORM 6-K
                  For the Three Months Ended September 30, 2005

                                                                            Page
                                                                            ----
PART I. FINANCIAL INFORMATION

Financial Statements

     a)   Consolidated Balance Sheets
          September 30, 2005 (unaudited) and December 31, 2004                1

     b)   Consolidated Statements of Operations and Deficit
          For the three and nine months ended September 30, 2005 and
          2004 (unaudited)                                                    2

     c)   Consolidated Statements of Cash Flows
          For the three and nine months ended September 30, 2005 and 2004
          (unaudited)                                                         3

     d)   Notes to Consolidated Financial Statements                          4

Management's Discussion and Analysis of Financial
Condition and Results of Operations                                          14

Quantitative and Qualitative Disclosures About Market Risk                   25

PART II. OTHER INFORMATION

Legal Proceedings                                                            25

Changes in Securities and Use of Proceeds                                    25

Commitments                                                                  26

PART I. FINANCIAL INFORMATION

Financial Statements

                             INFOWAVE SOFTWARE, INC.
                           Consolidated Balance Sheets
                           (Expressed in U.S. dollars)

                                                                September 30, 2005
                                                                    (unaudited)      December 31, 2004
                                                                ------------------   -----------------
ASSETS
Current assets:
   Cash and cash equivalents                                        $ 4,693,733         $  2,911,108
   Restricted cash                                                           --              980,013
   Accounts receivable, net of allowance of nil                         460,534              560,334
   Technology Partnerships Canada ("TPC") receivable (note 5)           528,745            1,101,833
   Prepaid expenses                                                     190,206              160,881
                                                                    -----------         ------------
                                                                      5,873,218            5,714,169

Fixed assets                                                            204,135              360,999
Intellectual property assets held for sale (note 6)                   1,122,485            1,091,274
Other intangible assets (note 7)                                      5,286,832            6,306,697
Goodwill                                                              3,524,567            3,426,565
Deferred transaction costs (note 1)                                          --              954,710
                                                                    -----------         ------------
                                                                    $16,011,237         $ 17,854,414
                                                                    ===========         ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued liabilities                         $   473,791         $  1,313,039
   Convertible promissory note (note 8)                                 190,516              278,836
   Financial instruments (notes 3(b) & 5)                               498,029              355,647
   Deferred revenue                                                     270,641              173,835
                                                                    -----------         ------------
                                                                      1,432,977            2,121,357

Convertible promissory note (note 8)                                         --               87,027
Shareholders' equity
   Share capital
      Authorized: Unlimited voting common shares
         without par value (notes 4 and 9)
      Issued: 241,361,290 (December 31, 2004: 237,145,351)
         common shares                                               18,725,000           81,273,081
   Additional paid in capital (note 4)                                       --               15,941
   Contributed surplus (notes 4 and 9)                                  390,607            1,006,082
   Other equity instruments (note 9)                                  3,259,039            3,259,039
   Deficit (note 4)                                                  (9,206,224)         (70,936,761)
   Cumulative translation account                                     1,409,838            1,028,648
                                                                    -----------         ------------
                                                                     14,578,260           15,646,030
                                                                    -----------         ------------
                                                                    $16,011,237         $ 17,854,414
                                                                    ===========         ============

      See accompanying notes to interim consolidated financial statements.

                             INFOWAVE SOFTWARE, INC.
                Consolidated Statements of Operations and Deficit
                           (Expressed in U.S. dollars)

                                                             Three months ended                Nine months ended
                                                       ------------------------------   ------------------------------
                                                                        September 30,                    September 30,
                                                                            2004                             2004
                                                       September 30,   (Unaudited and   September 30,   (Unaudited and
                                                            2005         restated -          2005         restated -
                                                        (Unaudited)       note 11)       (Unaudited)       note 11)
                                                       -------------   --------------   -------------   --------------
Revenue:
   Sales                                               $    484,533     $  1,500,093    $  1,746,861     $  3,619,130
   Cost of sales                                            311,528          566,552         791,814        1,455,836
                                                       ------------     ------------    ------------     ------------
                                                            173,005          933,541         955,047        2,163,294
Expenses:
   Research and development                                 488,933          316,126       1,563,893        2,266,585
   Sales and marketing                                      476,116          688,442       1,429,984        2,897,444
   Administration                                           510,055          581,817       1,892,827        2,306,635
   Restructuring                                                 --               --              --          287,631
   Depreciation and amortization                            438,224          378,914       1,331,540        1,324,425
                                                       ------------     ------------    ------------     ------------
                                                          1,913,328        1,965,299       6,218,244        9,082,720
                                                       ------------     ------------    ------------     ------------
Operating loss                                            1,740,323        1,031,758       5,263,197        6,919,426
Other earnings (expenses):
   Interest and other earnings                               25,995           13,893          84,925           54,546
   Interest expense                                            (230)          (3,430)         (4,235)      (1,106,135)
   Foreign exchange gain (loss) (note 11)                   (69,662)        (212,431)        (14,111)        (355,520)
   Gain from corporate reorganization (note 1)                   --               --       3,239,343               --
                                                       ------------     ------------    ------------     ------------
                                                            (43,897)        (201,968)      3,305,922       (1,407,109)
                                                       ------------     ------------    ------------     ------------
Loss for the period, before non-controlling interest      1,784,220        1,233,726       1,957,275        8,326,535
Non-controlling interest                                         --               --              --          (72,308)
                                                       ------------     ------------    ------------     ------------
Loss for the period                                       1,784,220        1,233,726       1,957,275        8,254,227

Deficit, beginning of period                              7,422,004       67,453,052      70,936,761       60,432,550

Deficit reduction from corporate reorganization
   (notes 1 and 4)                                               --               --     (63,687,812)              --
                                                       ------------     ------------    ------------     ------------
Deficit, end of period                                 $  9,206,224     $ 68,686,778    $  9,206,224     $ 68,686,777
                                                       ------------     ------------    ------------     ------------
Loss per share, basic and fully diluted                $       0.01     $       0.01    $       0.01     $       0.04
                                                       ------------     ------------    ------------     ------------
Weighted average number of shares outstanding           241,361,920      235,421,485     239,473,269      219,580,979
                                                       ============     ============    ============     ============

      See accompanying notes to interim consolidated financial statements.

                             INFOWAVE SOFTWARE, INC.
                      Consolidated Statements of Cash Flows
                           (Expressed in U.S. dollars)

                                                          Three months ended                Nine months ended
                                                    ------------------------------   ------------------------------
                                                                     September 30,                    September 30,
                                                                         2004                             2004
                                                    September 30,   (Unaudited and   September 30,   (Unaudited and
                                                         2005         restated -          2005         restated -
                                                     (Unaudited)       note 11)       (Unaudited)       note 11)
                                                    -------------   --------------   -------------   --------------
Cash flows from operations:
   Loss for the period                               $(1,784,220)    $(1,233,726)     $(1,957,275)    $(8,254,227)
   Items not involving cash:
      Depreciation and amortization                      438,224         378,914        1,331,540       1,324,425
      Amortization of TPC warrants                        50,354          81,814          126,576          81,814
      Stock-based compensation                           109,245         404,494          450,354       1,411,618
      Gain from corporate reorganization                      --              --       (3,239,343)             --
      Non controlling interest                                --              --               --         (72,308)
      Non-cash interest and financing costs                   --              --               --       1,101,379
   Changes in non-cash operating working capital:
      Accounts receivable                                210,044         175,636          120,104        (607,968)
      TPC receivables                                   (155,972)       (133,034)         571,074        (133,034)
      Prepaid expenses                                   (48,076)         70,521          (25,324)        294,454
      Accounts payable and accrued liabilities          (256,810)       (658,382)        (841,614)     (1,087,773)
      Deferred revenue                                    (6,259)       (192,776)          84,747          83,235
                                                     -----------     -----------      -----------     -----------
                                                      (1,443,470)     (1,106,539)      (3,379,161)     (5,858,385)
Cash flows from investing activities:
   Redemption of short-term investments, net                  --              --               --         223,322
   Purchase of fixed assets                               (7,346)         (5,501)         (23,658)        (24,692)
   Net purchase of intangible assets                          --         (48,688)              --         (48,688)
   Deferred charges                                           --         (57,299)              --         (57,299)
   Acquisition costs, net of cash acquired                    --              --               --         145,542
   Restricted cash released                                   --              --          963,020              --
   Corporate reorganization, net proceeds                     --              --        4,066,370              --
                                                     -----------     -----------      -----------     -----------
                                                          (7,346)       (111,488)       5,005,732         238,185
Cash flows from financing activities:
   Issuance of shares and warrants for cash,
   net of issue costs                                         --           4,485               --       5,659,468
                                                     -----------     -----------      -----------     -----------
                                                              --           4,485               --       5,659,468
Foreign exchange gain (loss) on cash and cash
   equivalents held in a foreign currency                248,897         408,127          156,054         173,672
                                                     -----------     -----------      -----------     -----------
Increase (decrease) in cash and cash equivalents      (1,201,919)       (805,415)       1,782,625         212,940
Cash and cash equivalents, beginning of period         5,895,652       5,929,960        2,911,108       4,911,605
                                                     -----------     -----------      -----------     -----------
Cash and cash equivalents, end of period             $ 4,693,733     $ 5,124,545      $ 4,693,733     $ 5,124,545
                                                     ===========     ===========      ===========     ===========

      See accompanying notes to interim consolidated financial statements.

                             INFOWAVE SOFTWARE, INC.
                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)
        Three months and nine months ended September 30, 2005 (unaudited)

1.   BASIS OF PRESENTATION:

     Infowave Software, Inc. ("Infowave", "New Infowave" or the "Company"), formerly 6311059 Canada Inc. was incorporated on November 16, 2004.

     The accompanying unaudited consolidated financial statements do not include all information and footnote disclosures required for an annual set of financial statements under Canadian generally accepted accounting principles. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at September 30, 2005 and for all periods presented, have been included. Interim results for the three-month and nine-month period ended September 30, 2005 are not necessarily indicative of the results that may be expected for the fiscal year as a whole or for any interim period.

     On January 21, 2005, following regulatory approval, Infowave Software, Inc. ("Old Infowave") was reorganized under two separate Plans of Arrangement (the "Plans") pursuant to the Canada Business Corporations Act (the "CBCA"). The Plans were approved by the shareholders of Old Infowave on January 17, 2005 and by the Supreme Court of British Columbia on January 17, 2005 (the first "Plan") and January 21, 2005 (the second "Plan"), and were implemented on January 21, 2005.

     Under the Plans, Old Infowave transferred all of its business assets, ownership interest in subsidiary companies, liabilities and operations to a new company ("New Infowave"), which became the parent company of Old Infowave as a result of the reorganization. As part of the corporate reorganization, New Infowave subsequently divested 97.5% equity interest of its wholly owned subsidiary, Old Infowave, for cash consideration of $4.57 million (Cdn$5.45 million) less transaction costs of $1,333,473 resulting in a gain of approximately $3.24 million:

     Proceeds from corporate reorganization    $4,572,816
     Less: Costs incurred in 2004                (954,710)
     Less: Additional costs incurred in 2005     (378,763)
                                               ----------
     Net gain on sale of assets                $3,239,343
                                               ==========

     Total proceeds from corporate reorganization included non-cash proceeds valued at $107,292 and foreign exchange gain of $20,391. The shares of Old Infowave not divested by New Infowave, representing a 2.5% or $107,292 equity interest, were then distributed to the previous shareholders of Old Infowave on a pro-rata basis. After the completion of the corporate reorganization, New Infowave was not related to the former Infowave legal entity, subsequently renamed Coopers Park Real Estate Corporation. New Infowave was renamed Infowave Software, Inc. and continues to focus on the software business.

     As the transfer of the business assets, liabilities, and operations to New Infowave represented a transaction between entities under common control, no accounting adjustments arose from the transfer. For the three-month period ended March 31, 2005, the consolidated financial statements combined the financial results for the business carried on in Old Infowave from January 1 to 21, 2005 with these of New Infowave from January 22, 2005 to March 31, 2005, as New Infowave represents a continuation of the business and operations primarily carried on in Old Infowave. All references made to the Company's historical financial information will be those of Old Infowave.

                             INFOWAVE SOFTWARE, INC.
                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)
        Three months and nine months ended September 30, 2005 (unaudited)

     The unaudited consolidated balance sheets and statements of operations and deficit and cash flows include the accounts of the Company, and its wholly owned subsidiaries Telispark, Inc. and Infowave USA Inc. These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting principles used in these financial statements are those used in the preparation of the Company's audited financial statements for the year ended December 31, 2004. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2004.

2.   CONTINUING OPERATIONS:

     These financial statements have been prepared on a going concern basis notwithstanding the fact that the Company has experienced operating losses and negative cash flows from operations during the three-month and nine-month period ended September 30, 2005 and in prior periods. To date, the Company has financed its continuing operations through revenue and equity financing. Continued operations of the Company will depend upon the attainment of profitable operations, which may require the successful completion of additional external financing arrangements.

     Management is of the opinion that expected future revenues, together with the collection of the TPC receivable, its cash and cash equivalents and the recent corporate reorganization in January 2005 that raised approximately $4.57 million (Cdn$5.45 million) before costs, will provide sufficient working capital to meet the Company's projected cash requirements at least through the first six months of 2006. However, if there are any unanticipated costs and expenses or lower than anticipated revenues this could require the Company to seek additional financing or engage in further reductions in expenditures which may include further restructuring of the Company. There can be no assurances that additional financing, if required, will be available on a timely or cost effective basis. To the extent that such financing is not available on terms favorable to the Company, or at all, or reductions in expenditures are required, the Company may not be able to, or may be delayed in being able to commercialize its products and services and to ultimately attain profitable operations. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

3.   SIGNIFICANT ACCOUNTING POLICIES:

     These interim financial statements follow the same accounting policies and methods of application as described in note 2 to our Annual Consolidated Financial Statements except that with respect to the translation of foreign currency and the treatment of warrants associated with the Technology Partnerships Canada ("TPC") agreement:

     (a)  Translation of foreign currency:

          These consolidated financial statements are presented in U.S. dollars although the Company uses the Canadian dollar as its functional currency.

          For consolidation purposes, the financial statements of the Company's integrated foreign subsidiaries Infowave USA Inc. and Telispark, Inc., have been translated from U.S. dollars into Canadian dollars using the temporal method, as their functional currency is considered to be the Canadian dollar. Under this method, monetary assets and liabilities, and non-monetary assets and liabilities carried at market, are

                             INFOWAVE SOFTWARE, INC.
                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)
        Three months and nine months ended September 30, 2005 (unaudited)

          translated at rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities other than those carried at market are translated at historical rates of exchange. Revenue and expenses are translated at rates of exchange in effect at the time of the transaction, except for depreciation and amortization which are translated at the same rates of exchange as related assets. Gains and losses on translation are included in income. Effective January 1, 2005, Telispark, Inc. became an integrated foreign subsidiary of the Company and as such, changed its functional currency from U.S. dollars to Canadian dollars.

          The consolidated Canadian dollar financial statements are translated into U.S. dollars for reporting purposes using the current rate method. Any gains or losses from this translation are included in a separate cumulative translation adjustment account in shareholders' equity on the balance sheet.

     (b)  Financial instruments:

          The AcSB amended Handbook Section 3860 - "Financial Instruments - Disclosure and Presentation", and replaced it with HB 3861. Effective January 1, 2005, the Company adopted HB 3861 - "Financial Instruments
          - Disclosure and Presentation" related to financial instruments that are contractual obligations of a fixed amount but are settled with a variable number of the Company's common shares. Amendments to Handbook
          Section 3860 require that these financial instruments be classified as liabilities rather than shareholders' equity because they do not represent a residual interest in the Company until the common shares are issued. Accordingly, the value assigned to the Technology Partnerships Canada ("TPC") warrants and the Company's obligation to issue shares, both of which were included in "Other Equity Instruments" in fiscal 2004 are, for accounting purposes, in substance a liability to the Company, because the number of common shares to be issued is determined based on a fixed contractual amount of fair value due to TPC. These fixed contractual amounts will be settled with equity instruments with the number of such instruments to be determined based on the market value of the Company's common shares on the date these instruments are settled. Prior periods have been reclassified to reflect this change in accounting policy.

4.   CORPORATE REORGANIZATION:

     In January 2005, in connection with the corporate reorganization described in note 1, and in accordance with the Company's incorporating legislation, the shareholders of the Company approved a reduction in the stated capital of the Company's common shares from Cdn$118,565,193 to Cdn$26,929,049. As a result, the following reductions took place:

     Reduction in Share Capital                $62,773,081
     Reduction in Additional Paid In Capital        15,941
     Reduction in Contributed Surplus            1,006,082
                                               -----------
     Reduction in Deficit                      $63,795,104
                                               ===========

     As the Canadian operations of the Company have been continued by a new Canadian corporation, non-capital losses and Scientific Research and Development Expenditures generated from the operation of the business in preceding years are no longer available to the Company to reduce future taxable income earned.

                             INFOWAVE SOFTWARE, INC.
                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)
        Three months and nine months ended September 30, 2005 (unaudited)

5.   TECHNOLOGY PARTNERSHIPS CANADA RECEIVABLE:

     During the three months ended September 30, 2005, funding benefits of $155,972 were recognized and warrant expense of $50,354 was accreted. The Company claimed the benefit of $105,618, net of amortization of warrants, as a reduction of research and development expense for the current quarter ended. At September 30, 2005, TPC receivable totalled $528,745 with TPC warrants of $498,029 being recognized as financial instruments in current liabilities in connection with the Company's cumulative obligation to issue the warrants in the future.

6.   INTELLECTUAL PROPERTY ASSETS HELD FOR SALE:

     On October 21, 2003, the Company acquired intellectual property assets from Sproqit Technologies, Inc ("Sproqit"), a wireless software company based in Kirkland, Washington. Sproqit offers a mobile application platform that enables users to obtain email and other data via hand held personal digital assistant and smartphone wireless devices running various operating systems. Under the terms of the acquisition agreement, the Company acquired all of the intellectual property assets of Sproqit and in consideration issued 4,038,550 common shares to Sproqit. The value assigned to the intellectual property assets was determined as follows:

     Consideration:
        Common shares       $  885,000
        Acquisition costs      142,603
                            ----------
                            $1,027,603
                            ==========

     The common shares were subject to a four-month hold period. Sproqit held an option for one year to purchase back all of the intellectual property assets sold to the Company for cash consideration equal to the original purchase price plus a premium of 20%. Pursuant to the Option Agreement, dated September 23, 2003 between Infowave and Sproqit, in the event that the purchase option is exercised by Sproqit, Infowave will license the intellectual property on an exclusive basis in its core markets at preferential royalty rates. In the event that the option is not exercised by Sproqit, Infowave will retain ownership of the intellectual property with no future royalties payable to Sproqit. In December 2003, management determined that these intellectual property assets were non-strategic for the Company. As such the Company and Sproqit agreed to extend the Option Agreement for an additional year. On September 16, 2005, the Option Agreement was extended further to December 15, 2005 (with all other provisions remaining the same). The intellectual property assets have been classified as assets held for sale in these consolidated balance sheets as of September 30, 2005 in anticipation of such option exercise by Sproqit before the expiration of the Option Agreement in December 2005. The difference in the value at the date of acquisition and the carrying value of $1,122,485 at September 30, 2005 is due to the effect of foreign exchange rate changes.

                             INFOWAVE SOFTWARE, INC.
                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)
        Three months and nine months ended September 30, 2005 (unaudited)

7.   OTHER INTANGIBLE ASSETS:

     Intangible assets as of September 30, 2005 are comprised of the following:

                                           Accumulated
                                          amortization
                                               and        Net book
                                Cost       write-down       value
                             ----------   ------------   ----------
     Intellectual property   $8,771,917    $3,624,444    $5,147,473
     Employment contracts       349,612       285,140        64,472
     Patents                    112,365        62,440        49,925
     Customer relationship       56,182        31,220        24,962
                             ----------    ----------    ----------
                             $9,290,076    $4,003,244    $5,286,832
                             ==========    ==========    ==========

     The intangible assets are being amortized over their estimated useful lives on a straight-line basis.

8.   CONVERTIBLE PROMISSORY NOTES:

     On September 1, 2004, the Company announced that it had resolved its outstanding dispute with Visto, over certain patented technology and entered into a settlement agreement that settled all claims between the two companies. As part of the settlement, the Company acknowledged the validity of Visto's complete patent portfolio and in exchange was granted a royalty-bearing license to those patents.

     Under terms of the settlement agreement, in addition to the royalties payable, Infowave agreed to pay $400,000 for the license to use the patented technology. The Company paid $50,000 of the obligation in cash. The remaining obligation of $350,000 was settled by issuing four convertible promissory notes (the "Notes"), each with a balance of $87,500. The Notes have maturity dates of February 28, 2005, May 31, 2005, December 31, 2005 and August 31, 2006, respectively. The Notes are convertible solely at the holder's option into Infowave common stock at any time prior to their respective maturity dates, are unsecured, and bear interest at 6% only on any balance remaining unpaid after their maturity dates. On February 28, 2005 the first promissory note matured with Infowave issuing 1,181,819 shares to fulfill the contractual obligation. On May 31, 2005, the second promissory note matured with Infowave issuing 2,212,350 shares to fulfill the contractual obligation. As of September 30, 2005, both of the two remaining Notes will mature within the next 12 months.

     In accordance with Canadian generally accepted accounting principles, the Company had estimated the fair value of each Note by discounting its face value at maturity back to the issuance date at a rate of 6%, being the Company's best estimate of its incremental rate of borrowing on similar instruments in the absence of any conversion feature. The remainder of the $400,000 consideration, being $6,613, had been attributed to the conversion feature and recorded as contributed surplus. The resulting discount on each
     Note is being accreted to expense over the period to maturity using the interest method.

     The Company had assessed the potential impairment of its non-exclusive license to Visto Corporation's Patent Portfolio acquired during the year ended December 31, 2004 due to the significant uncertainty regarding the probable future economic benefit associated with this asset. As the Company did not attribute the generation of future cash flows as being directly attributable to this asset, it had written down this asset to its estimated fair value of nil as at December 31, 2004.

                             INFOWAVE SOFTWARE, INC.
                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)
        Three months and nine months ended September 30, 2005 (unaudited)

9.   SHAREHOLDERS' EQUITY:

     The share capital of the Company is as follows:

     (a)  Authorized:

     Unlimited voting common shares without par value.

     (b)  Issued:

                                                      Number of
                                                        Shares        Amount
                                                     -----------   ------------
     Outstanding, December 31, 2004                  237,145,351   $ 81,273,081

     Reduction in share capital due to corporate
        reorganization                                        --    (62,773,081)
                                                     -----------   ------------
     Outstanding, January 21, 2005                            --     18,500,000

     Share issuance on maturity of promissory note     1,181,819         87,500
     Share issuance pursuant to severance                822,400         50,000
                                                     -----------   ------------
     Outstanding, March 31, 2005                     239,149,570     18,637,500

     Share issuance on maturity of promissory note     2,212,350         87,500
                                                     -----------   ------------
     Outstanding, June 30, 2005                      241,361,920   $ 18,725,000

     No shares issued                                         --             --
                                                     -----------   ------------
     Outstanding, September 30, 2005                 241,361,920     18,725,000
                                                     ===========   ============

     (c)  Share purchase options:

          On June 30, 2005, the Stock Incentive Plan (the "Plan") was approved by the shareholders of the Company. The Plan serves as the successor to the Director and Employee Stock Option Plan dated January 17, 2005 and supercedes that plan. The Plan permits the board of directors to issue common shares to employees, directors, senior officers or consultants as a stock bonus for past services actually performed for the Company. Under the terms of the Plan, up to 2,925,000 common shares are reserved for issuance as stock bonuses. This is the same as the "2004 Plan" of 2,925,000 common shares. The Plan also increased the number of common shares available for issuance under stock options by 6,000,000. This brings the aggregate number of common shares, which may be reserved for issuance, to 32,925,333 of which 30,000,333 are reserved for issuance for stock options and 2,925,000 for issuance as stock bonuses. Options are granted and exercisable in Canadian dollars, vest over periods from three to four years and expire five years from the date of grant.

          A summary of the status of the Company's stock option plan as of September 30, 2005 with changes during the periods presented below:

                             INFOWAVE SOFTWARE, INC.
                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)
        Three months and nine months ended September 30, 2005 (unaudited)

                                                         Weighted average
                                              Shares      exercise price
                                            ----------   ----------------
                                                             US$/Cdn$
          Outstanding, December 31, 2004    21,461,673      $ 0.24/0.28
          Granted                            1,000,000        0.06/0.08
          Exercised                                 --              -/-
          Cancelled                         (2,875,382)      0.42/ 0.52
                                            ----------      -----------
          Outstanding, March 31, 2005       19,586,291      $ 0.20/0.24
          Granted                            1,225,000        0.05/0.06
          Exercised                                 --              -/-
          Cancelled                         (1,282,269)      0.28/ 0.35
                                            ----------      -----------
          Outstanding, June 30, 2005        19,529,022      $ 0.18/0.22
          Granted                           14,800,000      $ 0.03/0.03
          Exercised                                 --              -/-
          Cancelled                         (8,802,352)     $ 0.18/0.21
                                            ----------      -----------
          Outstanding, September 30, 2005   25,526,670      $ 0.10/.012
                                            ==========      ===========

          During the period ended September 30, 2005, 14,800,000 options were issued to senior officers, directors and employees of the Company.

     (d)  Weighted average estimate:

          As at September 30, 2005, the Company had 25,526,670 stock options outstanding with exercise prices ranging from Cdn$0.03 to Cdn$11.45 and 16,884,091 warrants outstanding with an exercise price of Cdn$0.22. As at September 30, 2005, 6,352,329 stock options were exercisable with a weighted average exercise price of Cdn$0.29. Of these instruments, none were included in the diluted per share calculations for the three-months and nine-months ended September 30, 2005 because they are anti-dilutive.

          The weighted average estimated fair value at the date of grant for options granted during the three months ended September 30, 2005 was Cdn$0.03 per share.

          The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                          Three months ended
                                                          September 30, 2005
                                                          ------------------
          Risk-free interest rate                                 2.57%
          Dividend yield                                             0%
          Volatility factor                                        200%
          Weighted average expected life of the options        3 years

                             INFOWAVE SOFTWARE, INC.
                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)
        Three months and nine months ended September 30, 2005 (unaudited)

     (e)  Contributed surplus:

                                                                         Amount
                                                                      -----------
          Balance, December 31, 2004                                  $ 1,006,082

          Reduction due to corporate reorganization                    (1,006,082)
                                                                      -----------
          Balance, January 21, 2005                                            --

          Equity component on promissory notes reclassified to debt        (4,922)
          Compensation expense                                            153,611
                                                                      -----------
          Balance, March 31, 2005                                     $   148,689

          Equity component on promissory notes reclassified to debt        (2,892)
          Compensation expense                                            138,288
                                                                      -----------
          Balance, June 30, 2005                                      $   284,085

          Equity component on promissory note reclassified to debt         (2,723)
          Compensation expense                                            109,245
                                                                      -----------
          Balance, September 30, 2005                                 $   390,607
                                                                      ===========

     (f)  Other equity instruments:

                                                                  Amount
                                                                ----------
          Balance, December 31, 2004, as previously disclosed   $3,614,695

          TPC warrant reclassification (note 3b)                  (355,656)
                                                                ----------
          Balance, December 31, 2004, as adjusted               $3,259,039
                                                                ==========

10.  RESTRUCTURING:

     During the three months ended September 30, 2005 and 2004, the Company did not incur any restructuring costs.

     During the nine months ended September 30, 2005, the Company incurred restructuring costs of $nil. During the corresponding period in 2004, the Company completed a restructuring plan to significantly reduce operating expenses and preserve capital. The restructuring costs incurred resulted from reductions in staff at its Canadian, USA and UK operations, and related legal and lease termination costs. The number of employees terminated were 20 in Canada, 12 in the USA and 4 in the UK. A total restructuring cost of $287,631 was incurred during the nine months ended September 30, 2004, which consisted of $237,425 for employee severance, $10,337 for legal, and $39,869 for lease termination costs. Restructuring charges totaling $268,423 had been settled during the nine months ended September, 2004. The balance of the restructuring costs of $19,208 had been included in accounts payable at September 30, 2004. This amount was settled through the remainder of 2004.

                             INFOWAVE SOFTWARE, INC.
                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)
        Three months and nine months ended September 30, 2005 (unaudited)

11.  FOREIGN EXCHANGE:

     Adjustments to the previously reported exchange gain or loss for the first three quarters of 2004 were required due to calculation issues attributable to the translation accounting methods and calculations utilized by the Company for its US subsidiaries, Infowave USA and Telispark, Inc. These adjustments were identified in the fourth quarter of 2004 and were treated retroactively for the three quarters affected. The financial impact of this adjustment for the periods reported is summarized below:

     Three months ended                              September 30, 2004
     ------------------                              ------------------
     Foreign exchange loss, as previously reported        $ 56,841
     Adjustment                                            155,590
                                                          --------
     Revised foreign exchange loss                        $212,431
                                                          ========

     Three months ended                              September 30, 2004
     ------------------                              ------------------
     Net loss, as previously reported                    $1,078,136
     Foreign exchange loss adjustment                       155,590
                                                         ----------
     Revised net loss                                    $1,233,726
                                                         ==========

     Nine months ended                               September 30, 2004
     ------------------                              ------------------
     Foreign exchange loss, as previously reported       $ 492,046
     Adjustment                                           (136,526)
                                                         ---------
     Revised foreign exchange loss                       $ 355,520
                                                         =========

     Nine months ended                               September 30, 2004
     ------------------                              ------------------
     Net loss, as previously reported                    $8,390,753
     Foreign exchange loss adjustment                      (136,526)
                                                         ----------
     Revised net loss                                    $8,254,227
                                                         ==========

12.  COMPARATIVE FIGURES:

     Certain prior period comparatives have been reclassified to conform to the current period presentation.

13.  RELATED PARTY TRANSACTIONS:

     During the three months ended September 30, 2005, the Company earned $62,223 in revenues from a firm that is a significant shareholder of the Company. This is compared to the three months ended September 30, 2004 when the Company made a reversal to revenues that were earned in a prior quarter, from the firm, totaling $34,269 and incurred expenses to this firm of $20,600 related to agency services and leases. As of September 30, 2005, a balance of $46,872 is still outstanding from this firm in the Company's accounts receivable.

                             INFOWAVE SOFTWARE, INC.
                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)
        Three months and nine months ended September 30, 2005 (unaudited)

     During the three months ended September 30, 2005, the Company incurred expenses of $13,570 relating to Board of Director quarterly fees (2004 - $nil). As of September 30, 2005, the entire balance of $13,570 is still outstanding in the Company's accounts payable.

     During the three months ended September 30, 2004, a director and significant shareholder of the Company acquired controlling interest of Sproqit Technologies, Inc. ("Sproqit"). The Company and Sproqit now share a common significant shareholder. Sproqit holds an option to purchase back all of the intellectual property assets held for sale as described in note 6.

14.  ECONOMIC DEPENDENCE:

     During the three months ended September 30, 2005, three customers represented 92% of the Company's consolidated revenues.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

                             INFOWAVE SOFTWARE, INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2005

The following Management's Discussion and Analysis of Financial Condition and Results of Operations, as of November 11, 2005, ("MD&A") prepared in accordance with Canadian GAAP should be read in conjunction with the unaudited interim consolidated financial statements and related notes thereto prepared in accordance with Canadian GAAP included in Part I of this Quarterly Report.

Investors should read the following in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2004 included in the Annual Report on Form 20-F. Additional information regarding the Company, including the Company's Annual Report, is available on the SEDAR web site at www.sedar.com.

OVERVIEW

The accompanying unaudited interim consolidated financial statements are presented for the three and nine month periods ended September 30, 2005 and 2004, and includes the accounts of Infowave Software, Inc. ("INFOWAVE" or the "COMPANY") and its U.S. subsidiaries.

Infowave Software, Inc. provides enterprise mobile applications (EMA), including packaged configurable application software modules that integrate business operations required by mobile workers. Focused on enabling organizations with mobile workforces since 1993, Infowave solutions enable mobile workers of all types to access critical enterprise information at the point of work, including work orders, internal communications, asset information, customer details, calendars, schedulization and other important data required to perform their job functions more effectively and productively. The Company provides a suite of mobile software solutions which streamline and integrate business operations required by mobile workers, such as Enterprise Resource Planning (ERP), Field Service, Supply Chain and Asset Management operations.

The Company is organized under the Canada Business Corporations Act and is listed on the Toronto Stock Exchange (TSX) under the trading symbol IW. The Company's head office and development facilities are located at Suite 200, 4664 Lougheed Highway, Burnaby, British Columbia, Canada, V5C 5T5 (telephone 604.473.3600). The Company's registered office is at Suite 2600, Three Bentall Centre, 595 Burrard Street, PO Box 49314, Vancouver, British Columbia, Canada, V7X 1L3. The Company's wholly owned subsidiary, Infowave USA Inc., is incorporated under the laws of the State of Washington. Infowave's other subsidiary, Telispark Inc., is incorporated under the laws of the State of Delaware.

CORPORATE SUMMARY

Infowave's strategy is to become the leading enterprise mobile application software provider, delivering mobile application and infrastructure software solutions to organizations in need of real-time data access in the field. Today, the Company is focused on vertical industries that are more likely to make large capital investments which consist of utilities, oil and gas, governmental, telecommunications and high tech sectors to help maintain and service complex equipment and inventory in the field or in closed-campus environments like warehouses and plants.

Infowave's strategy is to enable enterprises to streamline their business operations as they pertain to the mobile worker. By providing enterprise mobile end-users with an easy to navigate, intuitive mobile application that enables work flow automation, organizations can improve their asset utilization, minimize inventory investment levels, optimize the supply chain and financially depreciating assets, and provide more efficient service through optimized work processes that eliminate error-prone paper-based processes, increase wrench time, and improve data integrity in a mobile environment.

Capital-intensive organizations have spent the past ten years implementing business operations designed to increase operational efficiency and improve asset utilization. Large, expensive systems like Supply Chain

Management, CRM, ERP, EAM, and SFA, helped enterprises make progress in preserving, protecting and extending the life of capital assets and increasing operational efficiencies. Unfortunately, these systems are often architected as disparate or non-integrated data sources, limiting the type and amount of enterprise information that can be accessed and interacted with by the mobile user.

Today, large organizations find themselves at a crossroads. The current economics and the ever-increasing size of mobile workforces are forcing organizations to take a closer look at how they utilize their assets and the costs associated with their current operations. Many find that current capital-intensive operations, such as preventive and reactive maintenance, are ineffective and cost millions of dollars a year in lost time and equipment. In looking to fix the situation, organizations find themselves entrenched in isolated, proprietary business operations that cannot be integrated with one another without large services overhauls and the resulting expensive maintenance fees. The bottom line is that enterprises need to improve their approach to the mobile worker if they want to preserve their assets and save money.

Many vendors claim to offer enterprise mobile solutions. Unfortunately, most options are characterized by expensive and non-integrated approaches to the problem. The end result is a limited, unreliable end-user application that is a mobilization of one back-end system. In order to have a successful mobile application deployment, organizations must consider the following:

     - THE MOBILE BUSINESS PROCESS IS UNIQUE: Mobile users are not at their most productive when a software application is a mirror of a single system.

     - INTEGRATED, CROSS-ENTERPRISE DATA BUSINESS PROCESSES: Mobile users, like utilities maintenance personnel, may need access to many different data sources. For example, a software application that meets the need would provide field techs with access to documentation for equipment information, work orders from Enterprise Asset Management systems, customer information from CIS systems, and Time and Materials capability from financial applications. In most organizations, these systems are disparate and unconnected. Organizations need these systems to talk.

     - VERTICAL EXPERTISE: Packaged software applications that address industry-specific issues cut down on initial services costs as well as deliver a solution that addresses an organization's unique business needs and optimal mobile workflows.

     - PACKAGED DELIVERY: Configurable, off-the-shelf software applications enable rapid deployment of full-featured applications. In addition, administrators can make application changes quickly and cost-effectively as needs change and user bases expand.

     - STANDARDS-BASED MOBILE TECHNOLOGY: Secure, robust mobile software infrastructure is essential to an effective deployment. Selecting a solution that enables uninterrupted application access, regardless of network connection, is critical to ROI and achieving the business objectives of the implementation. Robust synch, run-time, security and standards based architecture are key technology features for successful deployments.

A mobile business process is the optimal application flow or order of access that results in a more productive end-user. Mobile business processes are designed with the mobile end-user at the center. They enable end users to access multiple business operation systems, like ERP, Supply Chain, Financials, Document Management and others. The result for the end-user is access to the right information at the point-of work. A mobile business process is designed very differently than traditional siloed business operations or "mobile" offerings from traditional solution vendors. These vendors often put a transcoder or mobile technology on top of a solution that was designed for a PC or a terminal. This ends up delivering limited functionality to the end-user and propagates the problems the mobile workforce was intended to solve: lack of data integrity, poor asset utilization and lags of productivity within the mobile workforce.

Infowave believes that providing mobile access to corporate data provides the following advantages:

     - Improved productivity and efficiency by enabling mobile workers to stay connected to mission-critical data at all times, either in the field or at home.

     - Leveraging existing hardware and software investments by extending these applications out of the office and into the field.

     - Improved revenue generation by selling the right product to the right customer at the right time.

     - Cost savings by providing faster and less expensive means to interact with employees and clients, and by lowering customer acquisition costs by reaching a wider audience unconstrained by time and place.

     - Competitive advantage by being able to respond to customer queries/concerns in a more timely and effective manner.

SIGNIFICANT EVENTS FOR THIRD QUARTER 2005

Financial Highlights

- The Company ended the quarter with $4.7 million in cash and cash equivalents.

- The Company reduced operating expenses by 3% over the same period last year.

Major Management Changes

-    James Suttie appointed Infowave's new CEO effective September 1, 2005.

RESULTS OF OPERATIONS

                     QUARTERLY FINANCIAL PERFORMANCE SUMMARY

The following table summarizes unaudited and restated financial performance for the past eight quarters of the Company:

                                                        Quarter Ended
                                   ------------------------------------------------------
                                   September 30,    June 30,     March 31,   December 31,
                                        2005          2005         2005          2004
                                   -------------   ----------   ----------   ------------
Revenue                              $  484,533    $  859,869   $  402,459    $  484,904
Costs of sales                          311,528       292,752      187,534       317,282
                                     ----------    ----------   ----------    ----------
Gross margin                            173,005       567,117      214,925       167,622
Operating expenses
   Research and development             488,933       539,466      535,494       235,547
   Sales and marketing                  476,116       483,896      469,972       442,605
   Administration                       510,055       721,189      661,583       647,066
   Restructuring                             --            --           --            --
   Impairment                                --            --           --       412,632
   Depreciation and amortization        438,224       449,901      443,415       467,760
                                     ----------    ----------   ----------    ----------
Total operating expenses              1,913,328     2,194,452    2,110,464     2,205,610
                                     ----------    ----------   ----------    ----------
Net operating loss                   $1,740,323    $1,627,335   $1,895,539    $2,037,988
                                     ----------    ----------   ----------    ----------
HB 3870 Compensation                 $  109,245    $  138,288   $  153,611    $  229,706

Stock-based compensation expense under the method adopted January 1, 2004 has been included in the above-noted figures and is allocated as follows:

Research and development                 15,377        14,054       16,011        18,065
Sales and marketing                      34,324        33,920       40,430        46,904
Administration                           59,544        90,314       97,170       164,737

                                                        Quarter Ended
                                   ------------------------------------------------------
                                   September 30,    June 30,     March 31,   December 31,
                                        2004          2004         2004          2003
                                   -------------   ----------   ----------   ------------
Revenue                              $1,500,093    $  845,355   $1,273,682    $  326,172
Costs of sales                          566,552       321,766      567,519        39,475
                                     ----------    ----------   ----------    ----------
Gross margin                            933,541       523,589      706,163       286,697
Operating expenses
   Research and development             316,126       889,668    1,060,791       307,635
   Sales and marketing                  688,442     1,237,949      971,053       663,848
   Administration                       581,817       739,916      984,902       718,556
   Restructuring                             --        61,885      225,746            --
   Impairment                                --            --           --       614,578
   Depreciation and amortization        378,914       287,979      657,532       366,651
                                     ----------    ----------   ----------    ----------
Total operating expenses              1,965,299     3,217,397    3,900,024     2,671,268
                                     ----------    ----------   ----------    ----------
Net operating loss                   $1,031,758    $2,693,808   $3,193,861    $2,384,571
                                     ----------    ----------   ----------    ----------
HB 3870 Compensation                 $   92,474    $   67,333   $   69,046    $   40,094

Stock-based compensation expense under the method adopted January 1, 2004 has been included retroactively, for quarters ended 2003 and 2004, in the above-noted figures and is allocated as follows:

Research and development                 13,800        25,236       23,698         7,298
Sales and marketing                      33,405        21,364       12,433        15,749
Administration                           45,269        20,733       32,915        17,047

REVENUES

Revenues are derived from the sale of software licenses, implementation and customization professional services ("professional services") and maintenance and support services. License and maintenance revenues are normally generated from licensing our products to end-users and value added resellers or system integrators. Service revenues are generated from professional services sold to end-users and also include software subscription services provided to customers. The licensing of Infowave Mobile Enterprise software products and provisioning of implementation and customization professional services ("EMA products and services") will continue to be the Company's core products and services revenue streams. As such, the Company's revenue streams will continue to be project-driven with varying mix of EMA product and service revenues as constrained by the number of project bookings, and by revenue recognition policies on timing of when revenue on projects should be recorded. As a result, it is expected that revenue will fluctuate from quarter to quarter into the future.

Revenues for the three months ended September 30, 2005 were $484,533 representing an decrease of 44% from $859,869 in the three months ended June 30, 2005 and a decrease of 68% from $1,500,093 in the three months ended September 30, 2004. The Company completed a couple of projects during the quarter that were started in prior quarters. No new projects were started which accounted for the decrease in revenues over last quarter.

The revenue mix for three months ended September 30, 2005 was comprised of 23% software license fees, 37% maintenance and support fees, and 40% professional services fees. Both license fees and professional services fees were integral components of the EMA solution delivered to customers. This compares to 20% from software license fees, 24% from maintenance and support fees, and 56% from professional service fees for the three month period ended June 30, 2005. In comparison to the same period of 2004, the revenue mix was 22% from software license fees, 14% from maintenance and support fees, and 64% from service fees. The Company anticipates professional services to continue to comprise a significant percentage of its total revenue comparable to that experienced for the three month period ended September 30, 2005.

The Company continued to have a significant portion of revenues concentrated amongst its three largest customers. The Company expects future revenues to not be as concentrated amongst its most significant customers comparable to that experienced for the three month period ended September 30, 2005. They accounted for the following percentage of total revenue of the Company:

Three largest customers        September 30, 2005   June 30, 2005   September 30, 2004
-----------------------        ------------------   -------------   ------------------
Revenues                            $446,706           $746,040         $1,323,914
Percentage of total revenues              92%                87%                88%

The Company's geographical revenues are as follows with the largest attributable to customers located in the United States for the three months ended:

Geographical Location   September 30, 2005    June 30, 2005   September 30, 2004
---------------------   ------------------   --------------   ------------------
United States           $384,626     79%     $779,146    91%  $1,444,426     94%
Canada                    25,058      6%       47,449     6%       5,500      1%
Europe                        --     --%          982    --%      40,000      3%
Asia/Other                74,849     15%       32,292     3%      10,167      2%
                        --------    ---      --------   ---   ----------    ---
Total                   $484,533    100%     $859,869   100%  $1,500,093    100%
                        ========    ===      ========   ===   ==========    ===

Approximately 79% of the Company's revenue for the three months ended September 30, 2005 was from customers in the United States, 6% from customers in Canada and 15% from customers outside of North America primarily attributable to Australia. This compares to 91% from the United States, 6% from Canada and 3% from Europe and the rest of the world for the three months ended June 30, 2005. This also compares to 94% from the United States, 1% from Canada and 5% from Europe and the rest of the world for the three months ended September 30, 2004.

COST OF SALES

Cost of sales consists of product related costs including product documentation and shipping, royalties to third parties for resale of technology, costs related to delivery of professional implementation and customization services and variable sales costs. The Company expects that labour costs from delivery of professional services to be the major component of the cost of sales going forward.

Three months ended   September 30, 2005    June 30, 2005    September 30, 2004
------------------   ------------------   ---------------   ------------------
Revenues              $484,533    100%    $859,869   100%   $1,500,093   100%
Cost of Sales          311,528     64%     292,752    34%      566,552    38%
Gross Margin          $173,005     36%    $567,117    66%   $  933,541    62%

GROSS MARGIN

Gross margins for the third quarter of 2005 were 36%, compared to 66% in the previous quarter ended June 30, 2005 and 62% in the quarter ended September 30, 2004. The decrease in gross margin in the quarter as compared to the quarter ended September 30, 2004 is attributable to the decreased service revenue. In comparison to the previous quarter ended, gross margin is lower as a result of decreased service revenue and a higher percentage of professional services staff working on fixed fee service engagements. The Company expects to experience higher gross margins going forward to that experienced during the three month period ended September 30, 2005 which is due to its increased percentage of total revenue attributable to professional service delivery.

OPERATING EXPENSES

Three months ended                  September 30, 2005   June 30, 2005   September 30, 2004
------------------                  ------------------   -------------   ------------------
Total operating expenses                $1,913,328         $2,194,452        $1,965,299
As a percentage of total revenues              395%               255%              131%

Total operating expenses for the Company (comprised of research and development, sales and marketing, administration, restructuring and depreciation charges) for the third quarter ended September 30, 2005 were $1,913,328 which decreased 13% from $2,194,452 in the previous quarter primarily due to an decrease in headcount. A decrease of 3% from $1,965,299 in the same quarter of 2004 was realized due to a decrease in professional fees attributable to the Visto lawsuit settlement.

As at September 30, 2005, the Company's headcount was 44, compared to 61 as at June 30, 2005 and 38 as at September 30, 2004.

Although the Company cannot anticipate that future quarterly total operating costs will be comparable to that achieved in Q3 2005 or Q2 2005, as the Company continues to build the business and increase its revenue growth, it expects that total operating costs will increase as well. The Company will prudently commit appropriate levels of financial resources to build and grow our business. The Company had increased its resources in research and development, professional services and sales and marketing in order to effectively carry out its objectives and goals in theses areas.

Research and Development

Three months ended                  September 30, 2005   June 30, 2005   September 30, 2004
------------------                  ------------------   -------------   ------------------
Research and development                 $488,933          $539,466           $316,126
                                         --------          --------           --------
As a percentage of total revenues             101%               63%                21%
                                         --------          --------           --------

Research and development ("R&D") expenses consist primarily of salaries and related personnel costs, consulting fees associated with product development and costs of technology acquired from third parties to incorporate into products currently under development.

Total research and development expenses for the third quarter of 2005 totaled $488,933 representing a decrease of 9% from the prior quarter total of $539,466 and a 55% increase from $316,126 in the third quarter of 2004. The Company believes that its investment in R&D is sufficient to support its current product line. Approximately 27% of the Company's total headcount remains in R&D. This decrease over the three month period ended June 30, 2005 is primarily attributable to decreased staffing during the quarter. The Company will continue to experience some fluctuations in its R&D expenses as the level of professional services and product development resources committed to billable projects varies according to project bookings.

During the three months ended September 30, 2005, funding benefits of $155,972 was recognized and warrant expense of $50,354 was amortized.

For the quarter ended September 30, 2005 the Company continued to focus its R&D efforts on projects that, in its opinion, had the greatest potential to positively impact revenue in the short to mid-term.

Sales and Marketing

Three months ended                  September 30, 2005   June 30, 2005   September 30, 2004
------------------                  ------------------   -------------   ------------------
Sales and marketing                      $476,116          $483,896           $668,442
                                         --------          --------           --------
As a percentage of total revenues              98%               56%                45%
                                         --------          --------           --------

Sales and marketing expenses consist primarily of salaries and related personnel costs, sales commissions, credit card fees, subscriber acquisition costs, consulting fees, trade show expenses, advertising costs and costs of marketing collateral.

Sales & marketing expenses for the three months ended September 30, 2005 were $476,116 compared to $483,896 in the three months ended June 30, 2005 and $668,442 in the three months ended September 30, 2004. The decrease of 2% from the previous quarter is attributable to a reduction in headcount. Sales and marketing expenses decreased by 29% over the same period in the prior year due to a decrease in headcount as a result of the integration of Telispark operations.

The Company will continue to invest appropriate levels of resource in sales and marketing in order to drive sales growth and enhance market awareness of our products.

Administration

Three months ended                  September 30, 2005   June 30, 2005   September 30, 2004
------------------                  ------------------   -------------   ------------------
Administration                           $510,055          $721,189          $581,817
                                         --------          --------          --------
As a percentage of total revenues             105%               84%               39%
                                         --------          --------          --------

Administration expenses consist primarily of salaries, related personnel costs, fees for professional and temporary services and other general corporate and contractor costs.

Administration expenses of $510,055 decreased by 29% from expenses of $721,189 in the prior quarter and decreased by 12% from expenses of $581,817 in the comparable quarter of 2004. The decrease over the prior quarter was due to a decrease in professional fees.

The Company anticipates that administration expenses will continue to fluctuate as the business changes or as the business needs to meet certain statutory or other requirements of being a public company listed on the TSX and subject to public reporting obligations in the U.S.

DEPRECIATION AND AMORTIZATION

Amortization expense totaled $438,224 in the three months ended September 30, 2005 which is 3% lower than amortization expense of $449,901 in the three months ended June 30, 2005 and 16% higher than $378,914 in the same period of 2004. The decrease over the prior quarter was a result of some fixed assets being fully amortized. The increase over the three months ended September 30, 2004 is a result of additional fixed assets being purchased.

RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

During the three months ended September 30, 2005 and September 30, 2004, there were no restructuring and asset impairment charges.

INTEREST AND OTHER INCOME

Interest and other income for the three months ended September 30, 2005 was $25,995 compared to $35,818 and $13,893 for the three months ended June 30, 2005 and September 30, 2004, respectively. The decrease in income is attributable to a decrease in the amount of cash earning a higher rate of interest than that of a standard bank account.

FOREIGN EXCHANGE

Foreign exchange loss was $69,662 for the three months ended September 30, 2005, compared to a gain of $21,654 in the three months ended June 30, 2005 and a loss of $212,431 in the same period last year. The change from the prior quarter is due to fluctuations in the foreign exchange rate between the Canadian and US Dollar. The change in foreign exchange from the same quarter in 2004 is due to the foreign exchange adjustment identified by the Company late in 2004 (see next page).

Foreign currency risk is the risk to the Company's earnings that arises from fluctuations in foreign currency exchange rates, and the degree of volatility of these rates. A substantial portion of the Company's sales are derived in United States dollars and accordingly the majority of the Company's accounts receivable is denominated in United States dollars. The Company has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations.

The Company identified an adjustment to previously reported foreign exchange balances for the three months ended March 31, 2004, June 30, 2004 and September 30, 2004 respectively attributable to the foreign exchange translation method of accounting utilized by the Company its US subsidiaries, Infowave USA and Telispark. The financial impacts of these adjustments are summarized below and the Company will report the adjusted numbers for future comparative balances:

Three months ended                              March 31, 2004   June 30, 2004   September 30, 2004
------------------                              --------------   -------------   ------------------
Foreign exchange loss, as previously reported       $19,763        $ 415,442          $ 56,841
Adjustment                                           23,707         (315,823)          155,590
                                                    -------        ---------          --------
Revised foreign exchange loss                       $43,470        $  99,619          $212,431
                                                    -------        ---------          --------

Three months ended                 March 31, 2004   June 30, 2004   September 30, 2004
------------------                 --------------   -------------   ------------------
Net loss, as previously reported     $4,223,817       $3,088,801        $1,078,136
Foreign exchange loss adjustment         23,707         (315,823)          155,590
                                     ----------       ----------        ----------
Revised net loss                     $4,247,524       $2,772,978        $1,233,726
                                     ----------       ----------        ----------

NET LOSS

The Company incurred a net loss before interest, other expenses and non-controlling interest of $1,740,323 for the three months ended September 30, 2005 in comparison to a loss $1,627,335 for the three months ended June 30, 2005 and compared with a loss of $1,031,758, for the three months ended September 30, 2004.

The net loss for the three months ended September 30, 2005 was $1,784,220 compared to a loss for the three months ended June 30, 2005 of $1,572,188. The Company incurred loss of $1,233,726 for the same period of 2004.

Net losses for the Company will go on into the future as the Company continues to grow its revenue base and control its operating expenses. The Company believes that successful deployments of its EMA products and services to key reference customers will open opportunities for larger scale deployments to them, and in turn make available other customer opportunities.

NINE MONTHS ENDED SEPTEMBER 30, 2005 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2004

Total revenues for the nine months ended September 30, 2005 were $1,746,861 which represented a $1,872,269 or 52% decrease from the comparable period in 2004. The revenue breakdown for the nine-month period ending September 30, 2005 comprised of 20% in license fees, 35% in support and maintenance and 45% in professional service fees. In comparison, the same period prior year revenue mix was 33% in license fees, 20% in support and maintenance and 47% in professional service fees. The Company anticipates professional services to continue to comprise a significant percentage of its total revenue comparable to that experienced during the nine month period ended September 30, 2005.

Gross margins were 55% for the current period compared to 60% in the nine months ended September 30, 2004. This decrease in gross margins is attributable to the increased cost of professional service delivery and decreased service revenue. The Company expects to experience higher gross margins going forward to that experienced during the nine month period ended September 30, 2005.

Total operating expenses for the nine months ended September 30, 2005 were $6,218,244 versus $9,082,720 for the same period in 2004. R&D expenses have decreased by 31% from $2,266,585 in the 2004 period to $1,563,893 in 2005 which is primarily attributable to a lower cost structure as the Telispark integration was completed by June 30, 2004. Sales and marketing expenses of $1,429,984 decreased by 51% from $2,897,444 largely attributed to a decrease in headcount. G&A costs of $1,892,827 represented a decrease of $413,808 or 18% due to a decrease in headcount and in professional fees attributable to the Visto lawsuit (which was settled in August 2004). Total operating expenses also include $nil in restructuring charges compared to $287,631 in the same period of prior year.

Amortization expense increased to $1,331,540 in the first nine months of 2005 from $1,324,425 in the same period of 2004. The increase of 1% is due to a number of assets being purchased during the nine months ended September 30, 2005.

Interest & other income for the nine months ended September 30, 2005 was $84,925, compared to $54,546 in the comparable period in 2004. The Company carried a higher average cash balance in the current period as a result of the corporate reorganization that closed during January of 2005.

Foreign exchange loss was $14,111 for the nine months ended September 30, 2005 compared to a foreign exchange loss of $355,520 for the nine months ended September 30, 2004. The fluctuation is due to the weakening of the US dollar.

LIQUIDITY AND CAPITAL RESOURCES

In early January, 2005 the Company completed a corporate reorganization that raised $4.57 million (Cdn$5.45 million) resulting in net proceeds of approximately $3.24 million (Cdn$3.84 million) in non-dilutive equity funding.

The Company used $1,443,470 in operations during the three months ended September 30, 2005. Non-cash working capital used $257,073 and other operating activities used $1,186,397. This compared with cash used in operations during the three months ended September 30, 2004 of $1,106,539 that consisted of $738,035 used in non-cash working capital and $368,504 used in other operating activities. The Company anticipates that it will experience negative cash flows from operations in the future. The Company will strive to increase revenues, improve gross margins and control cash operating expenses in its effort reduce cash used in operations.

At September 30, 2005, the Company's cash and cash equivalents totaled $4,693,733 and total working capital was $4,440,241 compared to $5,895,652 at June 30, 2005 and $5,124,545 at September 30, 2004. The Company does not engage in any foreign exchange or other hedging activities, and is not a counter party to any derivative securities transactions.

Net cash used by investing activities for the three months ended September 30, 2005 was $7,346 compared to $111,488 in same period of 2004.

As at September 30, 2005, the Company held accounts receivable of $460,534 net of allowances for doubtful accounts of $nil which was a decrease of 29% over the three months ended June 30, 2005 and a decrease of 62% over the three months ended September 30, 2004. As well, the Company held TPC receivable of $528,745 at September 30, 2005, compared to $351,257 as at June 30, 2005

Capital assets decreased from $235,289 at June 30, 2005 to $204,135 at September 30, 2005 due to normal course of depreciation taken.

As at September 30, 2005, the Company's primary sources of liquidity consisted of cash and cash equivalents.. The convertible loan agreement, signed on March 8, 2002 with Hewlett Packard was terminated by the Company on January 16, 2005.

The Company believes that expected future revenues, together with the collection of the TPC receivable, its cash and cash equivalents and the recent corporate reorganization in January 2005 that raised approximately $4.57 million (Cdn$5.45 million) before costs, will provide sufficient working capital to meet the Company's projected cash requirements at least through the first six months of 2006. In the event that revenues are lower and/or expenses are higher than anticipated, the Company may be required to obtain additional cash resources in the form of external debt or equity financing to continue to support the execution of its business plan.

OUTSTANDING SHARE DATA

As of November 14, 2005, the Company had 241,361,920 issued and outstanding common shares. For additional detail, refer to note 11 to the 2004 Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company did not have any off-balance sheet arrangements at September 30, 2005, other than operating leases and purchase obligations in the normal course of business previously disclosed in the MD&A as at December 31, 2004.

During the three months ended September 30, 2005, the Company made operating lease payments totaling $108,900 (June 30, 2005 - $106,551; September 30, 2004 - $234,342).

CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in conformity with the Canadian generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

The Company's accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition since they involve significant estimates and assumptions used in preparing its consolidated financial statements. These policies are described in the Company's 2004 Annual Report on Form 20-F as filed with the SEC. During the three months ended September 30, 2005, the Company did not adopt any new accounting policies that would have a material impact on its consolidated financial statements, nor did it make changes to existing accounting policies. Effective January 1, 2005, Telispark, Inc. became an integrated foreign subsidiary of the Company and as such, changed its functional currency from U.S. dollars to Canadian dollars and changed its foreign currency translation method to the temporal method. Effective January 1, 2005, the Company adopted HB 3861 - "Financial Instruments
- Disclosure and Presentation" related to financial instruments that are contractual obligations of a fixed amount but are settled with a variable number of the Company's common shares. This relates to the warrants that are to be issued under the TPC Agreement. Prior periods have been reclassified to reflect this change in accounting policy.

Senior management has discussed with the Company's Audit and Governance Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Statements in this filing about future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in any forward-looking statements. These factors include, among others, those described in connection with the forward-looking statements included herein and the risk factors set forth above.

In some cases, forward-looking statements can be identified by the use of words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither the Corporation nor anyone else assumes responsibility for the accuracy and completeness of forward-looking statements. The Corporation is under no duty to update any of its forward-looking statements after the date of this filing. The reader should not place undue reliance on forward-looking statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company conducts the majority of its transactions in Canadian dollars and, therefore, uses the Canadian dollar as its base currency of measurement. However, most of the Company's revenues and some of its expenses are denominated in United States dollars which results in an exposure to foreign currency gains and losses on the resulting US dollar denominated cash, accounts receivable, and accounts payable balances. As of September 30, 2005, the Company has not engaged in derivative hedging activities on foreign currency transactions and/or balances. Although realized foreign currency gains and losses have not historically been material, fluctuations in exchange rates between the United States dollar and other foreign currencies and the Canadian dollar could materially affect the Company's results of operations. To the extent that the Company implements hedging activities in the future with respect to foreign currency exchange transactions, there can be no assurance that the Company will be successful in such hedging activities. Telispark is a fully integrated subsidiary of the Company and thus the Canadian dollar is its functional currency.

While the Company believes that inflation has not had a material adverse effect on its results of operations, there can be no assurance that inflation will not have a material adverse effect on the Company's results of operations in the future.

PART II. OTHER INFORMATION

LEGAL PROCEEDINGS

None.

CHANGES IN SECURITIES AND USE OF PROCEEDS

On January 21, 2005 the Company announced that the corporate reorganization (the "Reorganization") involving Infowave and 0698500 B.C. Ltd. had been completed. The Reorganization provided gross proceeds of $4.57 million (Cdn$5.45 million) cash without diluting existing shareholders. In connection with the Reorganization and in accordance with the Company's incorporating legislation, the shareholders of the Company approved a reduction in the stated capital of the Company's common shares in the amount of $62,773,081 (Cdn$91,636,144).

COMMITMENTS

The Company has entered into lease agreements for premises and equipment. These leases have been treated as operating leases for accounting purposes and consist primarily of the office space in Burnaby, B.C. (lease due to expire June 30, 2008), the former office space in Bothell, Washington (lease expired on March 31, 2005) and the office space in Reston, Virginia (lease due to expire March 31, 2006) which was entered into on March 23, 2004. The following table quantifies the Company's future contractual obligations on an annual basis, as of September 30, 2005:

2005   $  489,342
2006      276,359
2007      243,036
2008      121,518
       ----------
       $1,130,255
       ==========

For 2005, this includes commitments for both the nine month period ending September 30, 2005 as well as the remainder of the fiscal year ending December 31, 2005.

   FORM 52-109FT2 -- CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, James Suttie, Chief Executive Officer of Infowave Software, Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Infowave Software, Inc. (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  November 14, 2005


"James Suttie"
----------------------------------------
James Suttie
Chief Executive Officer and President

   FORM 52-109FT2 -- CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, George Reznik, Chief Operating Officer and CFO of Infowave Software, Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Infowave Software, Inc. (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  November 14, 2005


"George Reznik"
----------------------------------------
George Reznik
Chief Operating Officer and CFO